UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)

INTERLEUKIN GENETICS, INC.

(Name of Issuer)

Common Stock $.001 Par Value

(Title of Class of Securities)

458738101

(CUSIP Number)

Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 Attention: Robert J. Endicott Telephone (314) 259-2447
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 17, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

(Continued on the following pages)

_______________________

            The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Pyxis Innovations Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

36,991,758
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

36,991,758
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,991,758
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.5%
14	TYPE OF REPORTING PERSON

CO

1	NAMES OF REPORTING PERSONS Alticor Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

36,991,758
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

36,991,758
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,991,758
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.5%
14	TYPE OF REPORTING PERSON

HC

1	NAMES OF REPORTING PERSONS Solstice Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

36,991,758
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

36,991,758
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,991,758
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.5%
14	TYPE OF REPORTING PERSON

HC

1		NAMES OF REPORTING PERSONS Alticor Global Holdings Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) □

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

36,991,758
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

36,991,758
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,991,758
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.5%
14	TYPE OF REPORTING PERSON

HC

This Amendment No. 13 to Schedule 13D (this “Amendment No. 13”) amends the initial Statement on Schedule 13D filed March 14, 2003 of Pyxis Innovations Inc. (“Pyxis”), Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc.) and Alticor Global Holdings Inc. (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed July 22, 2003 (“Amendment No. 1”), Amendment No. 2 filed September 24, 2004 (“Amendment No. 2”), Amendment No. 3 filed June 23, 2006 (“Amendment No. 3”), Amendment No. 4 filed August 28, 2006 (“Amendment No. 4”), Amendment No. 5 filed July 25, 2007 (“Amendment No. 5”), Amendment No. 6 filed January 16, 2008 (“Amendment No. 6”), Amendment No. 7 filed September 19, 2008 (“Amendment No. 7”), Amendment No. 8 filed March 26, 2009 (“Amendment No. 8”), Amendment No. 9 filed August 19, 2009 (“Amendment No. 9”),  Amendment No. 10 filed February 3, 2010 (“Amendment No. 10”), Amendment No. 11 filed August 5, 2010 (“Amendment No. 11”) and Amendment No. 12 filed October 4, 2010 (“Amendment No. 12”).

Amendment No. 12, Amendment No. 11, Amendment No. 10, Amendment No. 9, Amendment No. 8, Amendment No. 7, Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2,  Amendment No. 1 and the Initial Schedule 13D are collectively referred to in this Amendment No. 13 as the “Previous Filings.”  To the extent any item is superseded by a later filing, the later filing is operative and controlling.  As noted therein, Amendment No. 8 restated certain information previously included in the Initial Schedule 13D and Amendment No. 7, Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2 and Amendment No. 1.  Except as otherwise set forth herein, this Amendment No. 13 does not modify any of the information previously reported in the Previous Filings.

Explanatory Note

This Amendment No. 13 is filed for the purpose of providing information regarding changes in Pyxis’ representatives on the Issuer’s board of directors.  Please see Item 4(d) below for additional information regarding these changes.

Item 1.

Security and Issuer.

Name of Issuer:

Interleukin Genetics, Inc.

Title of Class of Equity Securities:

Common Stock $.001 Par Value

Address of Issuer’s Principal Executive Office:

135 Beaver Street Waltham, MA 02452

Item 2.

Identity and Background.

            The information set forth in this Item 2 replaces and supersedes the information contained in Item 2 of the Previous Filings.

            Pyxis, a Delaware corporation, is an intermediary holding company that holds shares of the Issuer.  Pyxis has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  It was formed in 2000.  During the last five years, Pyxis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Pyxis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Pyxis being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Pyxis is a wholly-owned subsidiary of Alticor Inc.  Alticor Inc., a Michigan corporation, is engaged in the principal business, through its affiliates, of offering products, business opportunities, and manufacturing and logistics services in more than 80 countries and territories worldwide.  Alticor Inc. has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  During the last five years, Alticor Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Alticor Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Alticor Inc. is a wholly-owned subsidiary of Solstice Holdings Inc.  Solstice Holdings Inc., a Michigan corporation, is a holding company and has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  It was formed in 2002.  Solstice Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Solstice Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Solstice Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Solstice Holdings Inc. became a wholly-owned subsidiary of Alticor Global Holdings Inc. on July 28, 2004.  Alticor Global Holdings Inc., a Delaware corporation, is a holding company and has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  It was formed in 2004.  Alticor Global Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Alticor Global Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Global Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Alticor Global Holdings Inc. is owned by certain individuals, trusts, foundations and other entities established by or for the benefit of Richard M. DeVos and Jay Van Andel, the founders of Amway Corporation, and their families.

            All directors and officers of Pyxis, Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. are referred to in this Schedule 13D as the “Directors and Officers.”  The address for each of the Directors and Officers is 7575 Fulton Street East, Ada, Michigan 49355-0001.  During the last five years, none of the Directors and Officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Each of the Directors and Officers is a citizen of the United States of America.

            Pyxis Directors and Officers: Stephen A. Van Andel, Douglas L. DeVos, Craig V. Witcher and Michael A. Mohr are the members of the Board of Directors of Pyxis (the “Board”).  Stephen A. Van Andel's present occupation is the Chairman of Pyxis, Alticor Inc. (his employer), Solstice Holdings Inc. and Alticor Global Holdings Inc.  Douglas L. DeVos' present occupation is the President of Pyxis, Alticor Inc. (his employer), Solstice Holdings Inc. and Alticor Global Holdings Inc. Craig V. Witcher is the Treasurer of Pyxis, Controller of Alticor Inc. (his employer), Controller of Solstice Holdings Inc. and Assistant Treasurer of Alticor Global Holdings Inc.  Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer) and Alticor Global Holdings Inc., and Vice President and Secretary of Solstice Holdings Inc.

      Alticor Inc. Directors and Officers: Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Alticor Inc.  Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Douglas L. DeVos' present occupation is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Stephen A. Van Andel, Douglas L. DeVos, Michael A. Mohr, Kelly K. Savage and William R. Payne are executive officers of Alticor Inc.  Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer) and Alticor Global Holdings Inc. and Vice President and Secretary of Solstice Holdings Inc.  Kelly K. Savage's titles are Vice President and Chief Human Resources Officer of Alticor Inc. (her employer) and Alticor Global Holdings Inc.  William R. Payne is the Chief of Staff of Alticor Global Holdings Inc. and Alticor Inc. (his employer).

            Solstice Holdings Inc. Directors and Officers: Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Solstice Holdings Inc.  Stephen A. Van Andel is the Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Douglas L. DeVos is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Stephen A. Van Andel, Douglas L. DeVos and Michael A. Mohr are executive officers of Solstice Holdings Inc.  Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer) and Alticor Global Holdings Inc. and Vice President and Secretary of Solstice Holdings Inc.

      Alticor Global Holdings Inc. Directors and Officers: Richard M. DeVos, Stephen A. Van Andel, Douglas L. DeVos, Daniel G. DeVos, Suzanne C. DeVos-VanderWeide, David L. Van Andel, Barbara Van Andel-Gaby, Emmanuel A. Kampouris, James A. McClung and Judson C. Green are the members of the Board of Directors of Alticor Global Holdings Inc.  Richard M. DeVos' present occupation is President Emeritus of Alticor Inc. and Alticor Global Holdings Inc.  Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Douglas L. DeVos' present occupation is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Daniel G. DeVos' present occupation is President and CEO of D.P. Fox, a venture capital company located at 200 Ottawa NW, Suite 500, Grand Rapids, Michigan 49503.  Suzanne C. DeVos-VanderWeide is a director of RDV Corporation and the Orlando Magic and is actively involved in community organizations in the Grand Rapids, Michigan and Orlando, Florida areas.  David L. Van Andel's present occupation is Chairman and CEO of IdeaSphere Inc., a company involved in the ideation and development of health and organic products and services. IdeaSphere is located at 3133 Orchard Vista Drive, SE, Grand Rapids, Michigan 49546.  Mr. Van Andel is also Chairman and CEO of the Van Andel Institute, which conducts biomedical research and promotes science education and science-related professions.  The Van Andel Institute is located at 333 Bostwick Avenue NE, Grand Rapids, Michigan 49503.  Barbara Van Andel-Gaby's present occupation is Chief Executive Officer of Peter Island Resort, which manages a resort in the British Virgin Islands.  Peter Island Resort's main offices are located at 6470 East Johns Crossing, Suite 490, Mailbox 4149, Duluth, Georgia 30097.  Emmanuel A. Kampouris is presently retired.  James A. McClung's present occupation is Vice Chairman of Charter Consulting, a management consulting firm focusing on financial services and insurance. Charter Consulting is located at One IBM Plaza, 330 W. Wabash, Suite 3100, Chicago, Illinois 60611.  Judson C. Green's present occupation is President and CEO of Navigation Technologies Corporation, a provider of precision digital mapping information and enabling technology. Navigation Technologies Corporation is located at 222 Merchandise Mart Plaza, Chicago, Illinois 60654.  The executive officers of Alticor Global Holdings Inc. are the same as those listed for Alticor Inc. above and also include James B. Payne.  James B. Payne is the Executive Vice President and Managing Director - The Americas, Europe, India, Japan, Korea, Australia, New Zealand, and South Africa, of Alticor Global Holdings Inc. and holds the position of Executive Vice President with Amway International Inc., his employer, which is another of the Alticor Inc. subsidiary companies.  Amway International Inc. is located at 7575 Fulton Street East, Ada, Michigan 49355-001.

Item 3.

Source and Amount of Funds or Other Consideration.

            The information set forth in Item 3 of Amendment No. 12, Amendment No. 10 and Amendment No. 8 is incorporated herein by reference.

Item 4.

Purpose of Transaction.

            The information set forth in Item 4 of Amendment No. 8 is incorporated herein by reference.

            (d)  Pyxis is the sole holder of the Series A Preferred Stock, par value $0.001 per share, of the Issuer (the “Series A Preferred Stock”).  The holders of the Series A Preferred Stock are entitled to nominate and elect four members of the Board of Directors (the “Board”) of the Issuer (the “Series A Directors”).  In the case of any vacancy in the office of a director occurring among the Series A Directors, the remaining Series A Directors may, by majority vote, elect a successor to hold such office for the unexpired term thereof.

            On March 11, 2011 Glenn S. Armstrong, a Series A Director, tendered his resignation as a member of the Board.  On March 11, 2011, pursuant to an Unanimous Written Consent by the Series A Directors, the remaining Series A Directors elected Roger Colman to hold office as a member of the Board as a Series A Director to fill the vacancy created by Mr. Armstrong’s resignation.

Item 5.

Interest in Securities of the Issuer.

            (a)        Pyxis beneficially owns 36,991,758 shares of the Issuer’s stock, which is approximately 55.5% of the sum of the number of the Issuer’s Common Stock that was outstanding as of October 31, 2010 (as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission) plus the number of shares that would have been outstanding upon conversion of all of the preferred stock and the convertible notes held by Pyxis as of March 17, 2011.

          Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. may be deemed to beneficially own the same 36,991,758 shares of the Issuer’s stock.

          The number of shares reported in this Item 5(a) includes 6,884,056 shares of Common Stock owned directly by Pyxis (as of March 17, 2011), 28,160,200 shares of Common Stock issuable to Pyxis upon conversion of its 5,000,000 shares of Series A Preferred Stock (as of March 17, 2011) and 1,947,502  shares of Common Stock issuable to Pyxis upon conversion of the five convertible notes issued September 30, 2010 (as of March 17, 2011) (the “Notes”).  In determining Pyxis’ beneficial ownership percentage above, a division calculation is used wherein 36,991,758 is the numerator and the denominator is equal to the sum of: (a) all shares of Common Stock outstanding (as reported by the Issuer), (b) 28,160,200 shares issuable to Pyxis upon the conversion of the Series A Preferred Stock, and (c) 1,947,502 shares issuable to Pyxis upon the conversion of the Notes.

            The calculations in this Item 5(a) are based on the Issuer having 36,584,799 shares of Common Stock outstanding as of October 31, 2010, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.  In addition, these calculations assume no outstanding options or other rights to obtain Common Stock have been exercised by their holders except for the conversion of the Series A Preferred Stock and convertible notes by Pyxis as described herein or as otherwise indicated by the Issuer.

            None of the other persons named in Item 2 of Amendment No. 8 and Amendment No. 10 is the beneficial owner of the Common Stock except to the extent beneficial ownership of shares owned by Pyxis may be attributed to such person.

            (b)        Pyxis holds the sole power to vote and dispose of the securities of the Issuer that it holds.  Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. have the power to direct the voting and disposition of the securities of the Issuer held by Pyxis by virtue of their direct or indirect control of Pyxis.

            (c)        None

            (d)        Not applicable

            (e)        Not applicable

            The responses to (a) of this Item 5 are “Not Applicable” for the Directors and Officers named in Item 2 of Amendment No. 8. and Amendment No. 10.  The responses to paragraph (b) and (c) of this Item 5 are “Not Applicable” and “None”, respectively, for Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc., and the Directors and Officers named in Item 2 of Amendment No. 8. and Amendment No. 10.

            In addition, the information included in Item 4 above and in Item 4 of Amendment No. 8 is incorporated herein by reference.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The information set forth in Item 6 of Amendment No. 8 and in Item 4 of this Amendment No. 13, Amendment No. 12, Amendment No. 11, Amendment No. 10 and Amendment No. 9 is incorporated herein by reference.

Item 7.

Material to Be Filed as Exhibits.

Exhibit

Number     Description

99.1           (i)  Stock Purchase Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 5, 2003).

                  (ii)  Amendment No. 1 to Stock Purchase Agreement, dated May 20, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on May 30, 2003).

                  (iii)  Second Amendment to Stock Purchase Agreement, dated March 5, 2005, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.41 to the Issuer’s Form 10-K for the year ended December 31, 2004).

99.2           Certificate of Designations, Preferences and Rights of the Series A Preferred Stock of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on March 5, 2003).

99.3           (i)  Stock Purchase Agreement, dated August 17, 2006, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.12 to Amendment No. 4 filed August 28, 2006).

                  (ii)  First Amendment to Stock Purchase Agreement, dated August 12, 2008, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.14 to Amendment No. 7 filed September 19, 2008).

                  (iii)  Second Amendment to Stock Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.3(iii) to Amendment No. 8 filed March 26, 2009).

99.4           (i)  Amended and Restated Note Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed on March 13, 2009).

                  (ii)  First Amendment to Amended and Restated Note Purchase Agreement dated August 10, 2009 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.4(ii) to Amendment No. 9 filed August 19, 2009).

                  (iii)  Second Amendment to Amended and Restated Note Purchase Agreement dated February 1, 2010 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on February 2, 2010).

                  (iv) Third Amendment to Amended and Restated Note Purchase Agreement dated      September 30, 2010 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on October 5, 2010).

99.5           (i)  Exclusive License Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K filed on March 5, 2003).

                  (ii)  *First Amendment to Exclusive License Agreement, dated September 1, 2008, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 99.16 to Amendment No. 7 filed September 19, 2008).

99.6           Amended and Restated Bylaws of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on July 28, 2008).

99.7           Registration Rights Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed on March 5, 2003).

__________________

*                      Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the SEC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2011	PYXIS INNOVATIONS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: March 17, 2011	ALTICOR INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: March 17, 2011	SOLSTICE HOLDINGS INC.

By: /s/ Kim /S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: March 17, 2011	ALTICOR GLOBAL HOLDINGS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary